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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 1)*

                              Winmark Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  399817 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Farnam Street Partners, L.P.
                          Farnam Street Capital, Inc.
                      3033 Excelsior Boulevard, Suite 300
                             Minneapolis, MN 55416
                             Phone: (612) 253-6058

                                With a copy to:
                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                            3300 Wells Fargo Center
                            90 South Seventh Street
                           Minneapolis, MN 55402-4140
                             Phone: (612) 672-8200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 14, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 399817 10 5                                                Page 2 of 8
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Farnam Street Partners, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO (Investment proceeds)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Minnesota
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    261,253
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    261,253
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     261,253
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 399817 10 5                                                Page 3 of 8
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Farnam Street Capital, Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO (Investment proceeds)
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Minnesota
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    367,325 (See Explanation in Item 5)
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    367,325 (See Explanation in Item 5)
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     367,325 (See Explanation in Item 5)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.2% (See Explanation in Item 5)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 399817 10 5                                                Page 4 of 8
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Raymond E. Cabillot
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    None
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Minnesota
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    367,325
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    367,325
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     367,325 (See Item 5(b))
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 399817 10 5                                                Page 5 of 8
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Peter O. Haeg
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    None
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Minnesota
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    367,325
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    367,325
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     303,647 (See Item 5(b))
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, no par value, of Winmark Corporation, a Minnesota corporation ("Winmark" or the "Company" or the "Issuer"). The address of the Company's principal executive offices is 4200 Dahlberg Drive, Suite 100, Golden Valley, MN 55422.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Amendment to Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), and by its General Partner, Farnam Street Capital, Inc., a Minnesota corporation ("FSC"). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC. The Fund and FSC are making this filing because they are the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of the Fund, FSC and Messrs. Cabillot and Haeg is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

         (c) The Fund was organized in January 1998 as a Minnesota Limited Partnership. FSC is a Minnesota corporation. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities.

         (d) - (e) During the last five years, neither the Fund, FSC nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the purchases identified in response to Item 5(c) was $880,252.56. All such purchases were paid for with investment proceeds from various limited partnership interests. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSC makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. FSC may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

Except as set forth in this Item 4, FSC has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. FSC intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of its shares or to change its intention with respect to any and all matters to in Item 4.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) FSC manages the Fund and a separate account which together beneficially own 367,325 shares of common stock of the Issuer, representing 6.2% of the shares outstanding. The Fund beneficially owns 261,253 shares of the outstanding Common Stock of the Issuer, representing approximately 4.4% of the Common Stock (based upon 5,964,796 shares outstanding on November 3, 2004, as reported in the Issuer's most recent 10-Q filed on November 9, 2004).

         (b) The Fund does not share voting and dispositive power with respect to any shares. However, Messrs. Cabillot and Haeg, as officers of FSC, may be deemed to have beneficial ownership of the shares reported in this Schedule 13D by virtue of their shared voting and dispositive power. However, they disclaim beneficial ownership and have no direct pecuniary interest in the shares.

         (c)      TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

                        Trade           No. of          Price per
                        Date            Shares            share
                        -----------------------------------------
                        12/17/2004            300       $26.7300
                        12/21/2004            200       $26.7850
                        12/23/2004            200       $26.9500
                        12/29/2004            100       $26.5000
                          1/3/2005          2,600       $26.5935
                          1/4/2005            500       $26.5740
                          1/5/2005            200       $26.4700
                          1/7/2005            600       $26.4783
                         1/10/2005            600       $26.1700
                         1/11/2005            500       $26.0500
                         1/12/2005          1,000       $26.0500
                         1/13/2005            300       $25.9967
                         1/18/2005            200       $25.3500
                         1/19/2005            100       $25.7500
                         1/20/2005          2,000       $25.0000
                         1/21/2005          2,200       $24.8927
                         1/24/2005            500       $24.6460
                          2/1/2005          1,200       $24.9833
                          2/2/2005          1,000       $24.5000
                          2/3/2005          1,551       $24.9812
                          2/4/2005          1,400       $24.2571
                          2/7/2005            400       $24.8000
                          2/8/2005          2,500       $24.6536
                          2/9/2005          4,713       $24.0400
                         2/10/2005          2,300       $23.9100
                         2/11/2005          2,800       $23.3311
                         2/14/2005          5,900       $22.9941

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Fund or FSC, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 2005                FARNAM STREET PARTNERS, L.P.
                                         BY: FARNAM STREET CAPITAL, INC.,
                                             General Partner



                                        By: /s/ Raymond E. Cabillot
                                            -------------------------------
                                                  Raymond E. Cabillot,
                                                  Chief Executive Officer


                                        By:  /s/ Peter O. Haeg
                                             ----------------------------
                                                  Peter O. Haeg,
                                                  President



                                        /s/ Raymond E. Cabillot
                                        -----------------------
                                        RAYMOND E. CABILLOT



                                        /s/ Peter O. Haeg
                                        ------------------
                                        PETER O. HAEG